UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following interim financial statements:

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

i

FINANCIAL STATEMENTS

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2024	2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,001,171	$20,149,806
Restricted cash	13,091,736	12,724,365
Trade receivable	16,920,749	15,824,103
Inventories	18,774,831	16,248,373
Other receivables, net	2,120,851	2,938,049
Advances to suppliers	1,062,427	914,776
Due from related parties	340,981	313,346
Other current assets	768,898	569,544
Total current assets	71,081,644	69,682,362

NON-CURRENT ASSETS
Property and equipment, net	5,011,986	4,906,589
Long-term investment	1,229,785	1,195,261
Farmland assets	652,470	634,153
Long-term deposits	1,041,305	1,119,006
Other noncurrent assets	696,720	682,437
Operating lease right-of-use assets	11,420,641	13,827,360
Intangible assets, net	3,056,938	3,009,922
Total non-current assets	23,109,845	25,374,728
Total assets	$94,191,489	$95,057,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loan payable	$284,998	$276,997
Accounts payable	27,241,130	31,630,131
Notes payable	32,689,034	31,676,335
Other payables	1,291,996	2,493,482
Other payables - related parties	1,986,619	1,833,509
Customer deposits	474,677	518,241
Taxes payable	509,234	682,239
Accrued liabilities	399,728	386,395
Current portion of operating lease liabilities	2,659,985	4,862,766
Total current liabilities	67,537,401	74,360,095

Long-term operating lease liabilities	6,532,936	6,403,858
Total liabilities	74,070,337	80,763,953

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 150,000,000 shares authorized; 6,654,077 and 1,743,362 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	1,596,979	418,407
Preferred shares; $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of September 30, 2024 and March 31, 2024	-	-
Additional paid-in capital	92,868,406	86,413,978
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(75,784,338)	(73,507,246)
Accumulated other comprehensive income	1,477,869	1,005,762
Total shareholders’ equity attributed to China Jo-Jo	21,468,025	15,640,010
Noncontrolling interests	(1,346,873)	(1,346,873)
Total shareholders’ equity	20,121,152	14,293,137
Total liabilities and shareholders’ equity	$94,191,489	$95,057,090

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended September 30,
	2024	2023
REVENUES, NET	$71,159,724	$78,574,409

COST OF GOODS SOLD	56,562,292	62,641,320

GROSS PROFIT	14,597,432	15,933,089

SELLING EXPENSES	14,103,893	14,044,750
GENERAL AND ADMINISTRATIVE EXPENSES	2,716,269	1,632,357
TOTAL OPERATING EXPENSES	16,820,162	15,677,107

INCOME (LOSS) FROM OPERATIONS	(2,222,730)	255,982

OTHER INCOME (EXPENSES):
INTEREST INCOME	202,938	216,891
INTEREST EXPENSE	(4,471)	(307)
INVESTMENT LOSS	-	(1,642,910)
OTHER INCOME (EXPENSES)	(242,230)	285,255
TOTAL OTHER INCOME (EXPENSES)	(43,763)	(1,141,071)

LOSS BEFORE INCOME TAXES	(2,266,493)	(885,089)

PROVISION FOR INCOME TAXES	10,599	39,172

NET LOSS	(2,277,092)	(924,261)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	-	(14)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(2,277,092)	(924,275)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	472,107	(794,542)

COMPREHENSIVE LOSS	(1,804,985)	(1,718,803)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,378,226	1,195,746
Diluted	5,378,226	1,195,746

LOSS PER SHARE:
Basic	$(0.42)	$(0.77)
Diluted	$(0.42)	$(0.77)

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

						Accumulated
	Ordinary Share		Additional	Retained Earnings		other	Non-
	Number of		Paid-in	Statutory	Accumulated	comprehensive	controlling
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Total
BALANCE, March 31, 2023	1,184,861	284,367	83,958,418	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152

Sale of shares and warrants	498,000	119,520	2,470,080	-	-	-	-	2,589,600
Fractional shares issued for reverse stock split	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	(924,247)	-	(14)	(924,261)
Foreign currency translation loss	-	-	-	-	-	(794,542)		(794,542)
BALANCE, September 30, 2023	1,682,861	403,887	86,428,498	1,309,109	(70,197,265)	940,593	(1,346,873)	17,537,949

BALANCE, March 31, 2024	1,743,362	418,407	86,413,978	1,309,109	(73,507,246)	1,005,762	(1,346,873)	14,293,137

Issuance of incentive ordinary shares award	420,715	100,972	(100,972)	-	-	-	-	-
Sale of shares and warrants	4,490,000	1,077,600	6,555,400	-	-	-	-	7,633,000
Net loss	-	-	-	-	(2,277,092)	-	-	(2,277,092)
Foreign currency translation loss	-	-	-	-	-	472,107	-	472,107
BALANCE, September 30, 2024	6,654,077	1,596,979	92,868,406	1,309,109	(75,784,338)	1,477,869	(1,346,873)	20,121,152

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,277,092)	$(924,261)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	500,965	320,966
Amortization of right-of-use assets	3,317,679	-
Loss from disposal of property and equipment	3,616	-
Bad debt direct write-off and provision	(188,407)	(888,847)
Amounts due from related parties	(18,047)	-
Investment loss	-	1,642,910
Change in operating assets and liabilities:
Accounts receivable	638,840	(3,341,534)
Notes receivable	-	20,051
Inventories and biological assets	(2,004,377)	(5,302,535)
Other receivables	(138,098)	283,624
Advances to suppliers	(174,699)	(317,550)
Other current assets	(178,213)	(174,537)
Long term deposit	107,202	(113,118)
Other noncurrent assets	5,289	18,991
Accounts payable	(5,164,733)	9,206,918
Customer deposits	(57,032)	(413)
Taxes payable	(187,770)	51,233
Operating lease liabilities	(2,921,133)	-
Other payables and accrued liabilities	(1,218,807)	240,804
Net cash (used in) provided by operating activities	(9,954,817)	722,702

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(154,473)	(9,294)
Purchases of intangible assets	(347)	(27,335)
Investment in a joint venture	-	(1,122,224)
Additions to leasehold improvements	(275,466)	(166,765)
Net cash used in investing activities	(430,286)	(1,325,618)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	31,850,735	25,098,414
Repayment of notes payable	(31,755,498)	(28,184,237)
Proceeds from sale of shares and warrants	7,633,000	2,589,600
Repayment of other payables-related parties	99,800	824,146
Net cash provided by financing activities	7,828,037	327,923

EFFECT OF EXCHANGE RATE ON CASH	775,802	(1,695,331)

(DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,781,264)	(1,970,324)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	32,874,171	31,570,644

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$31,092,907	$29,600,320

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	4,471	307
Cash paid for income taxes	$44,988	$77,806

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management’s discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements. In addition to historical information, the following discussion contains certain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “predict,” and similar terms or terminology, or the negative of such terms or other comparable terminology. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of our annual report on Form 20-F for the year ended March 31, 2024 and filed with the SEC on July 30, 2024. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” below for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

Overview

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that we carry in our pharmacies and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”).

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. As of September 30, 2024, we had 132 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

Since May 2010, we have also been selling certain OTC drugs, medical devices, nutritional supplements and other sundry products online. Starting from 2020, we have been able to sell prescription drugs online. Our online pharmacy sells through several third-party platforms such as Alibaba’s Tmall, JD.com, Amazon.com and the Company’s own platform all over China. Our sales through our own platform are primarily generated by customers who use their private commercial medical insurances packages.

We operate a wholesale business through Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. We also planted ginkgo trees but have not incurred sales in the six months ended September 30, 2024.

Results of Operations

Comparison of the six months ended September 30, 2024 and 2023

The following table summarizes our results of operations for the six months ended September 30, 2024 and 2023:

	Six months ended September 30,
	2024		2023
	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$71,159,724	100.0%	$78,574,409	100.0%
Gross profit	$14,597,432	20.5%	$15,933,089	20.3%
Selling expenses	$14,103,893	19.8%	$14,044,750	17.9%
General and administrative expenses	$2,716,269	3.8%	$1,632,357	2.1%
Loss from operations	$(2,222,730)	(3.1)%	$255,982	0.3%
Other Income (expenses), net	$(43,763)	(0.1)%	$(1,141,071)	(1.5)%
Income tax expense	$10,599	0.0%	$39,172	0.0%
Net loss	$(2,277,092)	(3.2)%	$(924,261)	(1.2)%

Revenue

Primarily due to the decrement in our wholesale business, revenue decreased by $7,414,685 or 9.4% for the six months ended September 30, 2024, as compared to the six months ended September 30, 2023.

Revenue by Segment

The following table breaks down the revenue of our four business segments for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024		2023
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$37,734,640	53.0%	$36,644,373	46.6%	$1,090,267	3.0%
Revenue from online sales	14,322,981	20.2%	15,899,743	20.2%	(1,576,762)	(9.9)%
Revenue from wholesale business	19,102,103	26.8%	26,030,293	33.2%	(6,928,190)	(26.6)%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$71,159,724	100.0%	$78,574,409	100.0%	$(7,414,685)	(9.4)%

Retail drugstores sales, which accounted for approximately 53.0% of total revenue for the six months ended September 30, 2024, increased by $1,090,267, or 3.0% compared to the six months ended September 30, 2023 to $37,734,640. However, excluding the impact of exchange rate fluctuation, the actual retail drugstores sales increased 4.0%. Sales from pre-existing stores increased by approximately $580,538, or 1.6%, while new stores contributed approximately $509,729 in revenue in the six months ended September 30, 2024.

The actual increase in our retail drugstore sales is primarily due to continuous adjustments of merchandises, suitable to the market and improved store employee incentive plan, and contribution from the new store sales. The series of marketing strategies we launched in 2024, such as local community sales events and the membership care program, also contributed to the increase in retail drugstore sales. In the future, we expect our retail drugstores sales will continue to grow.

Our new store has contributed additional sales. Our store count is 132 as of September 30, 2024 and 128 as of September 30, 2023.

Our online pharmacy sales decreased by approximately $1,576,762, or 9.9% for the six months ended September 30, 2024, as compared to the six months ended September 30, 2023. The decrease was primarily caused by a decrease in sales via e-commerce platforms such as JD and Pinduoduo. Because the online prices are transparent, to be competitive in online sales, we have to keep low prices. More competitors came into the online retail sales market. As we do not have dominating power such as lowest prices or exclusive products, we may not be able to improve our online pharmacy sales significantly in the near future.

Wholesale revenue decreased by $6,928,190 or 26.6%. As a local wholesale distributor in pharmaceutical products, our sales are limited to local and neighborhood regions. As the market became competitive, to keep reasonable profitability, we abandoned certain wholesales with low gross profit margin in the six months ended September 30, 2024. As a result, the wholesale revenue declined. However, in recent years, online platforms such as Pharmacist Help, Yiyao Help and Yao Help have become popular ways to transact medical products by bulk. The new online platforms provide us with access to potential vendors, clinics, pharmacies across the country. Additionally, although the prices of certain products may not be competitive in our region, they may be attractive in other jurisdictions such as inland counties and villages nationwide. Moreover, if we are able to increase our sales volume by selling more products via the platforms, we could have stronger power to negotiate with our suppliers and obtain more discounts. Therefore, we believe that selling on the modern wholesale platform may be a new growth opportunity. Therefore, we are actively looking for potential acquisition targets with trading on the platforms or their own trading platforms to strengthen our wholesale business.

For the six months ended September 30, 2024 and 2023, we had not generated revenue from our farming business. We planted ginkgo and maidenhair trees starting from the year ended March 31, 2013, more than ten years ago. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows, the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Gross Profit

Gross profit decreased by $1,335,657 or 8.4% period over period primarily as a result of a decrease in gross profit provided by retail drugstores and wholesale business, which experienced decrease for the six months ended September 30, 2024. At the same time, gross margin increased from 20.3% to 20.5%. The average gross margins for each of our four business segments are as follows:

	For the six months ended September 30,
	2024	2023
Average gross margin for retail drugstores	29.3%	31.4%
Average gross margin for online sales	11.0%	11.0%
Average gross margin for wholesale business	10.4%	10.3%

Retail gross margins decreased. In order to control its budget, the local municipal health insurance agency adjusted down certain prices of drugs reimbursed by it from time to time. We actively negotiated with suppliers to lower the purchase price as well, so we can keep reasonable profit margin. However, certain pharmaceutical giant companies are not willing to lower their prices. On the other side, as overall drugstore market becomes more competitive, we had to lower our prices to keep our market shares. Unless the economy quickly recovers, we do not expect to keep a high retail profit margin.

Gross margin of online pharmacy sales varied slightly. Due to online price transparency, customers can easily compare prices between different online pharmaceutical vendors. In order to attract customers, we are unable to raise sales prices significantly. On the other side, we continuously searched for popular products with high profit margin and negotiated with the suppliers for better terms. As a result, our profit margin for online sales kept stable.

Wholesale gross margin increased primarily due to various products with different profit margins we carried and sold to certain pharmaceutical vendors. Although as a retailer and distributor we have attempted to market the products to major local hospitals and other pharmacies, we have not been able to make significant progress. As a result, we don’t have big bargain power on the prices. So our wholesale profit margin varies from time to time. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Selling and Marketing Expenses

Selling and marketing expenses increased by $59,143 or 0.4%, as compared to the same period of last fiscal year, primarily due to increase in rent due to the opening of several new stores, offset by decrease in labor fee. In responses to the government insurance budget control, we also cut off or combine certain administration staff. Overall, such expenses as a percentage of our revenue were 19.8% and 17.9% respectively, for the six months ended September 30, 2024 and 2023.

General and Administrative Expenses

General and administrative expenses increased by $1,083,912 or 66.4%, as compared to the same period of last year, primarily due to the increase in bad debt expense. For the six months ended September 30, 2024, we reversed bad debt allowance of $0.2 million as compared to reversal of bad debt allowance of $0.9 million in the six months ended September 30, 2023. As a result, the reversal of bad debt allowance decreased by approximately $0.8 million. Such expenses as a percentage of revenue increased to 3.8% from 2.1% for the same period of last year.

Investment Loss

Investment loss for the six months ended September 30, 2024 is nil, decreased by $1,642,910, or 100%, as compared to $1,642,910 the same period of last fiscal year. The loss is related to the Company’s investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd., a company established in March 2020, and mainly focusing on the potential acquisitions or the cooperation with local pharmacies. Zhuoli Service has incurred expense in developing business such as searching for store locations, local store chains and business expansion opportunities since our investment. As a result, such loss was recorded as investment loss for the six months ended September 30, 2023. As of March 31, 2024, the carrying amount of Zhuoli Service was nil.

(Loss) Income from Operations

As a result of the above, we had loss from operations of $2,222,730 for the six months ended September 30, 2024, as compared to income from operations of $255,982 a year ago. Our operating margin for the six months ended September 30, 2024 and 2023 was (3.1)% and 0.3%, respectively.

Income Taxes

Our income tax expense decreased by $28,573 period over period due to a decrease in overall profit.

Net Loss

As a result of the foregoing, net loss is $2,277,092 for the six months ended September 30, 2024 as compared to a net loss of $924,261 for the six months ended September 30, 2023.

Liquidity and Capital Resources

Our cash flows for the periods indicated are as follows:

	For the six months ended September 30,
	2024	2023
Net cash (used in) provided by operating activities	$(9,954,817)	$722,702
Net cash (used in) investing activities	$(430,286)	$(1,325,618)
Net cash provided by financing activities	$7,828,037	$327,923

For the six months ended September 30, 2024, net cash used in operating activities amounted to $9,954,817, as compared to $722,702 net cash provided by operating activities for the same period a year ago. The change is primarily attributable to an increase of $3,317,679 in amortization of right-of-use assets, an increase of $3,980,374 in accounts receivable, and an increase in inventories and biological assets of $3,298,158 offset by a decrease in operating lease liabilities of $2,921,133, a decrease in loss from long-term investments of $1,642,910, a decrease in accounts payable of $14,371,651 and a decrease in accrued expenses and other liabilities of $1,459,611.

For the six months ended September 30, 2024, net cash used in investing activities amounted to $(430,286), as compared to $(1,325,618) for the same period a year ago. The change is primarily attributable to an increase in investment in a joint venture of $1,122,224 offset by a decrease in purchase of property and equipment of $145,179 and a decrease in additions to leasehold improvements of $108,701.

For the six months ended September 30, 2024, net cash provided by financing activities amounted to $7,828,037, as compared to $327,923 net cash provided by financing activities for the same period a year ago. The change is primarily due to proceeds from notes payable, repayment of notes payable, and proceeds from equity and debt financing.

As of September 30, 2024, we had cash of approximately $31,092,907. Our total current assets as of September 30, 2024, were $71,081,644 and total current liabilities were $67,537,401, which resulted in a working capital of $3,544,243.

SUBSEQUENT EVENTS

In October 2024, Mr. Lei Liu, our Chief Executive Officer, agreed to surrender for no consideration in total 52,500 fully-paid ordinary shares, par value $0.24 per share, of the Company (the “Ordinary Shares”), and Mr. Ming Zhao, our Chief Financial Officer, agreed to surrender for no consideration in total 2,500 Ordinary Shares, such Ordinary Shares in each case to be immediately cancelled by the Company.

In November 2024, Mr. Lei Liu, our Chief Executive Officer, agreed to surrender for no consideration in total 420,715 fully-paid Ordinary Shares, to be immediately canceled by the Company (collectively, the “Share Surrender”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer